UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TAURIGA SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87669X106

(CUSIP Number)

Seth M. Shaw
c/o Tauriga Sciences, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06180
(917) 796-9926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87669X106

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

Seth M. Shaw
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

USA

	(7)	Sole Voting Power

Number of		271,390,000
Shares	(8)	Shared Voting Power
Beneficially
Owned by		0
Each	(9)	Sole Dispositive Power
Reporting
Person		271,390,000
With	(10)	Shared Dispositive Power

		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

271,390,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(13)	Percent of Class Represented by Amount in Row (9)

9.53%(1)
(14)	Type of Reporting Person (See Instructions)

IN

(1)       The percentage ownership interest is determined based on 2,849,132,030 shares of common stock outstanding as of October 12, 2017, as reported by Tauriga Sciences, Inc.’s transfer agent.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 26, 2017 (the “Initial Schedule 13D”) relating to the common stock, par value $0.00001 per share (the “Common Stock”), of Tauriga Sciences, Inc., a Florida corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth for such terms in the Initial Schedule 13D. This Amendment No. 1 amends and supplements the Initial Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 1 does not supplement, restate, amend or modify any of the information previously reported in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

On October 6, 2017, Mr. Shaw purchased 110,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $137,500, or $0.00125 per share. The funds used for this transaction were personal funds of Mr. Shaw.

As previously disclosed in the Initial Schedule 13D, on June 15, 2017, Mr. Shaw purchased 76,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $95,000, or $0.00125 per share. One June 21, 2017, Mr. Shaw purchased 44,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $55,000, or $0.00125 per share.

Prior to the transactions described above, Mr. Shaw owned 41,390,000 shares of the Issuer’s Common Stock.

All 271,390,000 shares described in this Item 3 are “restricted securities” as such term is defined by the Securities Act of 1933, as amended.

Item 5. Interest in Securities of the Issuer.

(a)

As of October 13, 2017, Mr. Shaw beneficially owned 271,390,000 shares of the Issuer’s Common Stock. The shares beneficially owned by Mr. Shaw represented 9.53% of the issuer’s outstanding shares of Common Stock as of October 12, 2017.

(b)

As of October 13, 2017, Mr. Shaw had the sole power to vote and to dispose of 271,390,000 shares of the Issuer’s Common Stock.

(c)

The information set forth in Item 3 above is incorporated herein by reference.

The transactions described above were conducted privately and not through any exchange or public trading market.

(d)

N/A

(e)

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2017

By:	/s/ Seth M. Shaw
Name:	Seth M. Shaw